UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 21, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

Annual General Meeting, 21 May 2008
Chairman, Dr Ross Garnaut
Good morning ladies and gentlemen. It gives me great pleasure to welcome you to the Annual General Meeting of Lihir Gold Limited.
Through 2007 and the early months of 2008, Lihir Gold Limited has built a strong platform for growth. During 2007 we completed three major projects which together transformed the company and its operations.
The first was the construction and commissioning of major expansions of the process plant and geothermal power station at Lihir Island. Foreshadowed in earlier Annual Reports, this significantly raised production capacity and lowered unit costs.
The second was the merger with Ballarat Goldfields, announced in late 2006 and settled in 2007. This provides diversification benefits and additional growth opportunities.
The third was a comprehensive financial restructuring of the company via an A$1.2 billion capital raising. This allowed us to close out our gold hedging and opened the company fully to the favourable gold price environment. The gold loan and hedges were paid out at a gold price of approximately $695 per ounce, more than $200 below current levels. The financial restructuring also allowed the company to clear its secured debt and to remove a range of restrictive loan covenants. The associated financial flexibility and strengthened balance sheet consolidates the company’s platform for growth.
The financial markets acknowledged the company’s progress with another year of solid share price appreciation. For the third consecutive year, LGL’s total shareholder returns ranked in the top quartile of the S&P/ASX 100 stocks. Volatility in global markets and a pull back in the gold price have contributed to some erosion of gains in recent months. The longer-term outlook remains positive, as the growth potential of the company’s assets is recognised.
In my presentation this morning I would like to update you on two of the most important initiatives implemented over the past year. These are central to the transformation being accomplished at LGL. The first is the Board decision to proceed with a major investment in expanding processing capacity on Lihir Island to approximately 1 million ounces of gold per year. The second is the recently announced merger agreement with Equigold NL. I will then hand over to the Chief Executive, Arthur Hood, who will provide you more insights into the many operational improvements being put in place to deliver increased value for our shareholders.
Million Ounce Plant Upgrade Project
The Million Ounce Plant Upgrade project at Lihir is the step which will see the realisation of the potential value of one of the world’s great gold ore bodies.
The Lihir mine celebrated its first gold pour in 1997, and has produced a total of more than 6 million ounces since that time, including a record 700,000 ounces in 2007.

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

LGL Annual General Meeting — 21 May 2008, Chairman’s Address to Shareholders	Page 2.
There is significant potential for expanding reserves beyond the current 23 million ounces, as you saw in the drilling results put out with our first quarter reports. The Million Ounce Plant Upgrade project will allow LGL to maximise the value of the ore body for our shareholders.
The project involves a substantial expansion of the operation’s processing facilities, matching processing capacity to the current rate of mining at Lihir. It will see annual gold production increase to approximately 1 million ounces from 2011. The Board of Directors’ approval in February followed a rigorous 12 month feasibility study which concluded that the expansion would provide a robust return, positioning LGL for increased output, lower cash costs and more reliable and consistent production. The reduction in costs will feed back into increased reserves.
The economic benefits are far-reaching. The project will require a capital investment of $696 million, which will boost gold output by an average of 240,000 ounces per year and reduce costs by approximately $80 per ounce over the remaining life of the operation. The project will inject substantial income-generating opportunities into the local community at Lihir, and will make a major contribution to growth in the New Ireland and national economies in PNG. Community benefits include higher royalty payments, improved infrastructure, and significant job and business opportunities.
Progress on the Million Ounce Plant Upgrade project is already well advanced, with the next stage of detailed design and planning underway, long-lead items ordered and a $150 million, 40 Megawatt geothermal expansion in the pipeline to meet the increased power demand of the upgraded process plant.
Merger with Equigold
The other initiative I will discuss today is our merger with Equigold NL, which was announced in March. Equigold is a highly performing gold producer with projects at Mount Rawdon in Queensland and at Bonikro in Ivory Coast, West Africa. It is close to commencing production at Bonikro. Of special interest, it holds an additional 15,000 square kilometres of exploration licences either granted or under application in the highly prospective Birimian greenstone belt of Ivory Coast.
The merger with Equigold will add considerable strength to LGL, firmly establishing the company as a major pure gold group, with a diversified portfolio of producing mines, low cash costs, a strong growth pipeline and quality exploration acreage. Geographic diversification and additional mines reduces LGL’s risk profile.
The addition of the proven management team at Equigold will add executive strength to LGL and ensure that we can deliver the exciting projects we have in train.
The merger is to be achieved by a Scheme of Arrangement, with Equigold shareholders to receive 33 LGL shares for every 25 Equigold shares they own. The Scheme will involve the issue of 280 million LGL shares equivalent to approximately 13% of the merged company. Equigold shareholders will vote on the proposal at a Scheme meeting in Perth next Friday 30 May 2008.
Financial Overview
Moving on now to the financial performance of the company for the year. LGL’s operating profit for 2007 increased by 25 percent to $195.9 million, driven by record gold production and higher realised gold prices. After hedging losses and the one-off loss from the repayment of the gold loan resulting from the financial restructure, the net result for the year was a loss of $24.1 million.
Like many of our peers, the company’s cash costs were affected by the fall in the US dollar during the year, as approximately 60 percent of LGL’s costs are in currencies other than the US dollar, mainly the Australian dollar and Papua New Guinea kina.

LGL Annual General Meeting — 21 May 2008, Chairman’s Address to Shareholders	Page 3.
Other mining inputs such as fuel, materials, and labour costs also experienced sharp price hikes due to pressure from the global resource boom. However, in the face of rising costs, LGL has a significant advantage over others in the mining industry. Geothermal power — which is both a clean and inexpensive alternative to Heavy-Fuel Oil generated power — saved the company around $50 million for 2007, compared to the cost of power using oil-fired generators.
The company is currently scoping a further 20 Megawatt expansion of the existing 56 Megawatt geothermal power plant to make full use of the invaluable opportunity to reduce costs and increase carbon credit revenues.
Skills and Training
Papua New Guinea, Australia and the world are experiencing a boom in demand, prices, investment and production for resources beyond anything previously known. This has placed stress on the availability of skills at all levels. Lihir is responding by ensuring that its terms of employment are competitive, and by investing heavily in training of people from Lihir who are most likely to remain with the company for long periods. The responses add to costs, but are an essential element of long term success.
Acknowledgements
Before I hand over to Arthur, I would like to acknowledge the contribution that he and his executive team have made over the reporting period. Arthur and his team are delivering strongly on the ambitious goals the Board has set for it. The company has a large, diverse and committed workforce, whose members have pulled together in the transformation of LGL. Thank you for your hard, sustained and effective work.
I would also like to acknowledge the support of the Lihir and Ballarat communities. Our operations are located in a close vicinity to them. We place the utmost importance on building and maintaining strong relationships with our neighbours.
On behalf of LGL, I also thank the Papua New Guinean, New Ireland and Victorian Governments for their support in 2007.
Papua New Guinea is experiencing a period of exceptionally strong economic growth, which I expect to continue for a long time. The growth has its epicentre in the resource sector, but is now extending throughout the national economy. Sound fiscal and monetary policy are avoiding the dissipation of this new economic strength in financial instability. Financial sector and constitutional reforms of the past decade have been consolidated by successful experience. Moderate inflation, low domestic interest rates, a steady exchange rate and continuing reductions in public sector debt are helping to convert heightened activity in the resources sector into more general prosperity. Lihir Gold Limited is glad to be a central part of a historic shift in gear in economic development in this country of opportunity.
Following the 2007 Papua New Guinea elections, Deputy Prime Minister Dr Puka Temu, supported by Deputy Under Secretary Ano Pala, now oversees the Mining portfolio. We are confident that Dr Temu and Mr Palo will continue the excellent work of his predecessor, Sam Akoitai, in nurturing the local resources industry.
Finally, thank you to you, our shareholders, for your continued support. You can be assured that the company is strongly focussed on the creation of value on your behalf.
I now invite Arthur to address the meeting.

Annual General Meeting, 21 May 2008
Managing Director, Arthur Hood
Thank you Chairman and good morning everyone.
The process of building LGL into a vibrant gold major on the back of the fantastic Lihir Island deposit has advanced significantly during the past 12 months.
The company has certainly come a long way in a short space of time.
If you turn your mind back barely three years, to the middle of 2005, Lihir Gold Ltd was a single asset company, managed by Rio Tinto, producing around 600,000 ounces of gold per year, and with a market capitalization of around A$1.5 billion.
Weighed down by hedge book commitments, low gold prices and rising costs, the company faced some significant challenges despite owning one of the largest gold deposits on earth.
The company we share today presents a significant contrast.
By the end of this year, we expect to have four mines in three countries, producing gold at costs towards or in the lowest quartile of global gold producers.
We will hold almost no hedge commitments, so we’ll be able to capture the full benefits of surging gold prices.
In addition, we have an envious growth profile that should see us producing in excess of 1.2 million ounces next year and 1.3-1.4 million ounces of gold per year by 2011.
Our market capitalization, following the merger with Equigold this year, should be more than A$7 billion, and we will be generating very significant operating cashflows.
I’m sure you will agree that this has been a remarkable turn-around for the company. The new LGL is now ideally positioned to produce consistent and reliable returns for shareholders, at a lower overall risk.
Our 3500 employees can feel proud to be part of a vibrant, successful company which is providing secure jobs and expanded career opportunities.
The communities in which we operate can feel confident that we are making a positive contribution to society and take our environmental and social responsibilities very seriously.
There have been many important steps in this transformation journey, commencing in 2005 with the clarification of our corporate vision and values.
Let me remind you of our vision: “People, Results, Growth.”

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

LGL Annual General Meeting 21 May, 2008 — Managing Director’s Address to Shareholders	Page 2.
We aim to develop a skilled and committed workforce and a strong relationship with the community, government and regulators, to enable us to achieve excellent operational results, which will then give us the financial strength to grow your company and your financial rewards.
With safety implicit in everything we do, we aim to operate in a way that reflects our core values, which we have identified as Fairness and Respect, Honesty and Integrity, Teamwork and Achievement.
Our people, business partners, community stakeholders and shareholders can feel confident that we will uphold those values.
We have built on our vision developing the culture in the organization which is fundamental to our success.
We have nurtured the many talented people within our operations and brought in new leaders with the skills required to take this company to a new level of performance and achievement.
We have added the organizational capabilities required to enable LGL to survive and grow as an independent, mature company — improving vital corporate functions such as finance, human resources, strategy, planning and communications.
These new capabilities have underpinned a dramatic improvement in the operational performance of the company, with record gold production of 701,000 ounces achieved in 2007, along with record material movements and process plant tonnages at the Lihir Island operations.
We have also embarked upon a range of important projects during the year.
Geothermal Power Plant Expansion
The first of these was the expansion of our unique geothermal power station at Lihir Island. The giant Lihir gold deposit sits in the crater of an extinct volcano. While there is no longer any volcanic activity, the ground temperature remains very hot — up to 130 degrees Celsius in places.
While this has created challenges for mining, it also has presented us with a great opportunity, to tap that residual energy to generate geothermal power to run the process plant.
We commenced producing geothermal power in 2003 with the pilot 6MW power plant, then we built a 30MW power plant in 2005, and then last year we added another 20MW, taking total power capacity to 56MW, which supplies approximately 75% of our existing electrical power demand.
The timing could not have been better, as we have progressively expanded geothermal power output as global oil prices have climbed to approximately $130 per barrel.
Geothermal power is now saving the company in the region of $50 million per year compared to the cost of using Heavy Fuel Oil.
And in addition, it is environmentally beneficial, reducing greenhouse gas emissions and enabling us to generate carbon credits, worth some $6 million per year.
Process Plant Expansion
A second major project completed in 2007 was the expansion of the process plant.
Additional milling capacity was installed along with a flotation circuit, which allows more efficient use of the processing equipment by enabling us to produce a concentrate to blend with the directly fed ore to provide a more consistent feed into the autoclaves.

LGL Annual General Meeting 21 May, 2008 — Managing Director’s Address to Shareholders	Page 3.
The expansion is instrumental in lifting gold production in the current year, and importantly, it also provides greater flexibility and reliability by duplicating parts of the process chain.
Million Ounce Plant Upgrade
The 2007 expansion of the process plant, however, represents only the first stage in the necessary expansion of the processing capability on the island.
As the Chairman pointed out, the next step in the evolution of Lihir Island is the Million Ounce Plant Upgrade project, announced in February this year.
The project will lift gold production capacity to approximately 1 million ounces per year from 2011, reduce unit operating costs by approximately $80/oz and significantly improve our operational reliability.
This upgrade will lift the Lihir Island operation to the appropriate scale to extract full value from the current 23 million ounce reserve.
It will enable us to process much more of the ore that we mine, reduce stockpiling and recover an additional million ounces than would otherwise have been the case with the existing plant.
The proposed upgrade will involve the installation of one additional autoclave of twice the capacity of each of the three existing autoclaves, as well as additional crushing, grinding, thickening, oxygen, and leach plant facilities.
So an important aspect of the expansion is that it again adds further duplication to parts of the process plant, which will improve our operational flexibility and help us to consistently meet production targets.
We are already well advanced in planning, and have placed orders for major items with long lead times.
At a capital cost of $696 million, and with further investment planned for additional geothermal power capacity, this is a major project, but it will create significant value for shareholders, and we look forward to its successful completion in stages over the coming years.
Financial Restructure
Another major initiative of 2007 was the financial restructuring that we announced just prior to last year’s AGM.
This was a company transforming event, raising A$1.2 billion from shareholders which was used to repay a 480,000 ounce gold loan, eliminate the hedge book, close out secured debt and provide funding for on-going development.
It was a major success and the timing turned out to be very fortuitous. The hedge book and gold loan were closed out at an average gold price of approximately $695/oz, and the gold price thereafter continued to rise to more than $1000/oz. So at current gold prices of approximately $900/oz, the transaction effectively has generated in the vicinity of $300 million for the company.
Shareholders who participated in the offer, purchasing new shares at a price of $2.30, also have done very nicely, and the market response to the removal of the hedge book was resoundingly positive.

LGL Annual General Meeting 21 May, 2008 — Managing Director’s Address to Shareholders	Page 4.
Ballarat Merger
In addition to the many changes being implemented at the Lihir Island operations and corporately, the company also continued the development of the Ballarat mine which was brought into the group through the merger with Ballarat Goldfields, completed in early 2007.
The Ballarat merger was the company’s first expansion off Lihir Island, and it commenced the process of providing greater diversification of the company’s operations, which will lead to access to multiple cashflows and reduced risk for shareholders.
During the year, the focus at Ballarat was on the development of the underground declines and ventilation infrastructure required to enable us to access the ore bodies and commence production by the end of this year.
We made excellent progress, and despite a rock fall in the main decline late in 2007 we remain on track to start producing commercial quantities of gold in 2008, rising to annual production of approximately 200,000 ounces per annum.
We remain confident that Ballarat will ultimately be a consistent, low cost gold producer for the next 20 years
Equigold Merger
As explained by the Chairman, the merger with Equigold represents the next step in that process of building a diversified gold major.
Although a relatively small transaction, with Equigold capitalized at only one sixth the value of LGL, the merger will immediately improve the production profile and diversity of the company.
Equigold will add the steady 100,000 oz producer at Mt Rawdon in Queensland to the LGL stable, and within the next couple of months, will be producing from Bonikro in the Ivory Coast.
Perhaps most importantly, the merger also provides us with an entre to one of the most prospective gold exploration areas in the world — the Birimian Greenstone Belt, which has hosted many millions of ounces of gold discoveries in neighboring countries.
I am confident that the merger will create great value for shareholders of both LGL and Equigold.
Outlook
The outlook for the company remains very positive.
Following the successful merger with Equigold, the combined group will have a stable of world class assets in Australia, West Africa and Papua New Guinea, producing in excess of 1.2 million ounces of gold a year from 2009 at a cash cost in the lowest quartile of global producers.
At Lihir Island, the record production rates we achieved in 2007 are expected to be eclipsed in the current year.
The first quarter production of 139,000 oz of gold was broadly in line with our expectations, taking into account the planned shutdown of the process plant for maintenance during the period.
We remain on track to achieve our stated full year production target of between 700,000 — 770,000 ounces.
At Ballarat, we remain on schedule to produce gold in commercial quantities by the year end, and are forecasting total output of 40,000 — 50,000 ounces

LGL Annual General Meeting 21 May, 2008 — Managing Director’s Address to Shareholders	Page 5.
Assuming the Equigold merger is approved by Equigold shareholders at the Scheme meeting on May 30, and the transaction is then completed in June, we would expect to report production from Mt Rawdon of approximately 50,000 ounces for the remainder of the year.
Bonikro is forecast to commence production in July, and should contribute in the vicinity of 60,000 - 70,000 oz of gold in 2008.
Together, that means production in 2008 should total more than 850,000 oz, which should lead to a significant improvement in operating cash flows and earnings in the current year.
Conclusion
2007 was a successful year for the company. You can see that we have made good progress in creating at LGL a major gold producer with a diversified portfolio of assets that enables us to consistently meet our production targets and generate growing returns for our shareholders.
We still have work to do and challenges ahead of us.
But we have a robust strategy that we are executing to plan.
We have good people working with us, and I take this opportunity to thank all our employees and business partners for their dedication and hard work.
I also would like to acknowledge the strong support and wise counsel of the Chairman, Ross Garnaut, and my fellow directors.
And finally, I thank you, the shareholders, for your support and interest in the company. I look forward to reporting further good progress over the remainder of 2008.

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Stock market codes:
ASX — LGL
NASDAQ — LIHR
PoMSOX — LGL
TSX — LGG
21 May 2008
Company Announcements Office
Australiana Securities Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
SYDNEY NSW 1215
Dear Sir/Madam
Results of voting of 2008 Annual General Meeting
In accordance with Listing Rule 3.13.2, I confirm that the resolutions put to shareholder at the company’s annual general meeting held in Port Moresby today were each passed by votes taken on a show of hands. The resolutions related to the following matters:
1.	Financial Statements and Reports

2.	Re-election of Dr Ross Garnaut

3.	Re-election of Mrs Winifred Kamit

4.	Re-election of Mr Bruce Brook

5.	Re-appointment of the Auditor

6.	Award of share rights to the Managing Director under the Lihir Senior Executive Share Plan.
The table on the following page discloses proxy votes in relation to each of these resolutions.
Yours faithfully
Stuart MacKenzie
Group Secretary and General Counsel

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

Stock market codes:
ASX — LGL
NASDAQ — LIHR
PoMSOX — LGL
TSX — LGG
Lihir Gold Limited
Annual General Meeting — 21 May 2008
Disclosure of Proxy Votes
The following information is provided to the Australian Securities Exchange Limited in relation to resolutions passed by members of Lihir Gold Limited at its Annual General Meeting held on 21 May 2008:

		The proxy is to	The proxy is to	The proxy’s is to	The proxy’s may
		vote for the	vote against the	abstain on the	vote at the proxy’s
Resolution No:		resolution	resolution	resolution	discretion:
1.	Financial Statements and Reports	1,152,935,585	372,864	3,979,522	3,301,040

2.	Re-election of Dr Ross Garnaut	1,152,160,137	4,132,261	498,565	3,469,831

3.	Re-election of Mrs Winifred Kamit	1,140,800,994	15,683,158	598,903	3,505,233

4.	Re-election of Mr Bruce Brook	1,153,845,530	2,693,816	546,999	3,502,666

5.	Re-appointment of the Auditor	1,154,769,333	1,806,182	515,882	3,501,614

6.	Award of Share Rights to the Managing Directors under the Lihir Senior Executive Share Plan	1,057,718,493	96,489,712	2,802,087	3,298,749

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By: /s/ Stuart MacKenzie

Name: Stuart MacKenzie Title: Group Secretary & General Counsel

Date: May 21, 2008